April 2, 2007
Via eMail, Fax and Edgar
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Veraz Networks, Inc.
Form S-1 Registration Statement (File No. 333-138121)
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) to become effective at 4:00 p.m. Eastern Time on April 4, 2007 or as soon thereafter as is practicable or at such later time as the Registrant may request by telephone to the Commission. The Registrant also requests that the Registration Statement on Form 8-A filed with the Commission on March 30, 2007 be declared effective concurrently with the above-captioned Registration Statement. The Company hereby authorizes James F. Fulton of Cooley Godward Kronish LLP, counsel for the Registrant, to make such request on our behalf.
The undersigned registrant hereby acknowledges that:
•	should the commission or the staff, acting pursuant to delegated authority, declare the filing of the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing of the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Veraz Networks, Inc.
By:	/s/ Eric Schlezinger
Eric Schlezinger
General Counsel

cc: Douglas A. Sabella, Veraz Networks, Inc.
Al J. Wood, Veraz Networks, Inc.
James F. Fulton, Jr., Esq., Cooley, Godward Kronish LLP